

April 23, 2014

Via E-mail
Edward Lazar
Principal Executive Officer
Dico, Inc.
3445 Lawrence Ave.
Oceanside, NY 11572

> **Re: Dico, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 14, 2014**
> **File No. 333-193618**

Dear Mr. Lazar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your statement that the offering will terminate "on or before March 15, 2015." However, on page 7 you state that the offering will terminate "on or before April 15, 2015." Please revise for consistency.

Risk Factors, page 8

We receive roughly 40% of our diamonds, page 12

2. We note your response to comment 3 in our letter dated March 25, 2014 and that you have added a risk factor acknowledging potential liability for diamonds that you hold on a consignment basis. However, please reconcile your disclosure in the narrative portion of this risk factor that you receive all of your diamonds on a consignment basis with your disclosure in the risk factor itself, your "Description of Business" section, and in your

letter dated April 14, 2014 that roughly 40% of your diamond purchases are on a consignment basis.

Description of Business, page 17

Our Products – Principal product line, page 17

3. We note your response to comment 6 in our letter dated March 25, 2014 and your disclosure that "[you] receive approximately 40% of [your] inventory on consignment from other distributors, and purchase the remaining 60% of [your] inventory." Please provide additional detail regarding the arrangements by which you purchase the remaining 60% of your inventory, the funds that you use to secure such diamonds, and confirm with us, if true, that there are no written agreements between you and the suppliers from which you purchase the remaining 60% of your inventory.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

4. We note your response to comment 9 in our letter dated March 25, 2014 that you have revised your disclosure to clarify that you have not begun internet sales. However, it does not appear that your disclosure was so revised. Please revise your disclosure to reflect that you have not begun internet sales. In this regard, we note your statement on page 25 that you "have been selling [your] product line via in house sales and the Internet."

5. We note your response to comment 9 in our letter dated March 25, 2014 that in house sales represent sales made in your office directly by your officers and directors. Please include such disclosure in your prospectus.

6. We note your response to comment 10 in our letter dated March 25, 2014 that because you purchase diamonds on a consignment basis, your relationships with your suppliers, wholesalers, and distributors do not have an extraordinary impact on your operations, liquidity, and capital resources. Please reconcile this statement with the disclosure in your "Risk Factor" section, your "Description of Business" section, and in your letter dated April 14, 2014 that you purchase, not on a consignment basis, 60% of your inventory.

7. We note your statement on page 26 that you "utilize traveling salesmen to bring [your] product to prospective buyers." However, we also note your statement on page 6 that you currently have one salesman. Please discuss in this section the number of traveling salesmen that you currently utilize and, if material, the terms of your agreements with such persons.

Part II. Information Not Required in Prospectus, page 50

Item 14. Indemnification of Directors and Officers, page 50

8. We re-issue comment 14 from our letter dated March 25, 2014. Please discuss the general effect of any statute, charter provision, by-laws, or other arrangement under which any director or officer is insured or indemnified in any manner against liability which he may incur in his capacity as such. Please refer to Item 702 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at (202) 551-3832, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director

Cc: Zachary Walker, Esq.
        J.M. Walker & Associates